Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

James C. Lin * Martin Rogers ** Miranda So *	James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

April 10, 2025

Re:	Chagee Holdings Limited (CIK: 0002013649) Amendment No.2 to the Registration Statement on Form F-1 filed April 10, 2025

Stephen Kim

Suying Li

Rebekah Reed

Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing herewith the Company’s amendment No. 2 to the registration statement on Form F-1 (the “Amendment No. 2 to the Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission.

The Amendment No. 2 to the Registration Statement contains the estimated price range, and the Company commenced the road show on April 10, 2025 and plans to request effective time on April 16, 2025, subject to market conditions. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time once outstanding comments, if any, are resolved. The Company would greatly appreciate the Staff's assistance in meeting the proposed timetable.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer
Chagee Holdings Limited

Ms. Shuang Zhao, Partner
Cleary Gottlieb Steen & Hamilton LLP

Mr. Allen Lu, Partner
KPMG Huazhen LLP

April 10, 2025	2